Exhibit 99.6

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	November 9, 2011
TSX: SVM

SILVERCORP INCREASES DIVIDEND BY 25% ANNOUNCES SECOND QUARTER DIVIDEND OF CAD$0.025

VANCOUVER, British Columbia – November 9, 2011 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today announced that its Board of Directors has increased the amount of its quarterly dividend by 25%, from CAD$0.02 per share (CAD$0.08 annualized) to CAD$0.025 per share (CAD$0.10 annualized). The Company first began paying dividends in 2007 with an annual dividend of $0.05.

Today’s declared second quarter fiscal 2012 dividend of CAD$0.025 per share, is to be paid on or before January 20, 2012 to shareholders of record at the close of business on December 31, 2011. The dividends are considered eligible dividends for Canadian tax purposes.

Based on Silvercorp's earnings growth and strong cash flow performance, the Board of Directors has determined that Silvercorp is in a position to provide an additional return to shareholders through a 25% dividend increase. With its strong financial position, the Company believes that it can increase dividends, while at the same time continuing to grow its business through further investments in exploration, mine development and acquisitions. The declaration and amount of any future dividends will be at the full discretion of the Board of Directors, and may be adjusted in the future based on fluctuations in metal prices and cash flows.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG silver-gold-lead-zinc mine nearby the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong

Province as its third China production base. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.